Harrison, Vickers and Waterman Inc.

11231 U.S. Highway 1, #201

North Palm Beach, Florida 33408

April 25, 2016

Mr. Jim Allegretto	VIA EDGAR
Senior Assistant Chief Accountant	CORRESPODENCE
Office of Consumer Products
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Harrison, Vickers and Waterman Inc.

Form 10-K for the Fiscal Year Ended June 30, 2015

Filed September 15, 2015

Form 8-K

Filed April 27, 2015

Response Dated April 11, 2016

File No. 333-162072

Dear Mr. Allegretto:

Our primary independent auditor was in a car accident late last week as he will be able to return to his auditing duties this week. Once again, the Company is requesting another extension for five (5) business days to allow the independent auditor and us to complete our work in order that we may finalize our response to your comment letter last dated April 11, 2016.

If you should have any more questions or require any further information, please call the undersigned at 561-227-2727 or email me at tommy@attitudedrinks.com.

Harrison, Vickers and Waterman Inc.

By:	/s/ Tommy E. Kee
Name: Tommy E. Kee
Title: Chief Financial Officer and Principal Accounting Officer

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